EXHIBIT 99.1

Northern Dynasty Reminds Shareholders of Upcoming Annual Meeting

& Announces Amendment to Proposed Deferred Share Unit Plan

May 27, 2025, Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") reminds shareholders of the upcoming deadline to vote at the Company’s Annual General Meeting (the "Meeting"), which is scheduled to be held on June 19, 2025.

The Board of Directors of Northern Dynasty recommends that Shareholders vote FOR ALL proposed items

At the Meeting, shareholders will be asked to vote on the following agenda items for the ensuing year:

1.	elect the board of directors;
2.	appoint the auditor;
3.	approve the Company’s amended Share Option Plan;
4.	re-approve the amended Company’s Deferred Share Unit Plan; and
5.	re-approve the Company’s Shareholder Rights Plan.

Meeting Details

Northern Dynasty will hold the Meeting on June 19, 2025, at 10:00 a.m. (Pacific Time) at the offices of the Company at 14th Floor 1040 West Georgia Street, Vancouver.

Please visit the Company’s website complete details and links to all relevant documents ahead of the Meeting at the link below:

https://northerndynastyminerals.com/investors/agm/.

Questions & Voting

If you have questions about the meeting matters or require voting assistance, please contact Northern Dynasty‘s proxy solicitation agent, Laurel Hill Advisory Group at:

North American Toll Free: 1-877-452-7184 (1-416-304-0211 outside North America)

Email: assistance@laurelhill.com

Proposed Deferred Share Unit Plan Amendment

In order to bring the Company's Amended Deferred Share Unit (“DSU”) Plan (“DSU Plan”) within the guidelines established by Institutional Shareholder Services Inc. (ISS), it will propose a further amendment to the DSU Plan to be presented to its shareholders at its June 19, 2025 annual shareholders meeting.

The  amendment to the DSU Plan from that disclosed in the Company’s Information Circular involves a restriction in Section 7.1 on amending Sections 6.2 and 6.4(c) of the DSU Plan without first obtaining shareholder approval.  Sections 6.2 and 6.4(c) of the DSU Plan limit the value of shares issuable under the DSU Plan to each non-employee director as follows:  (a) $100,000 in any twelve-month period in the form of DSUs granted under the DSU Plan; and (b) $150,000 in any twelve-month period when combined with the value of shares issuable to the non-employee director pursuant to all grants under all of the Company’s other share compensation arrangements during the twelve-month period, without first obtaining shareholder approval. Accordingly, no amendments to these limits set out in Sections 6.2 and 6.4(c) of the DSU Plan will be permitted without shareholder approval. Adoption of the DSU Plan is subject to shareholder approval and acceptance by the Toronto Stock Exchange.

A copy of the proposed DSU plan can be found under Northern Dynasty’s profile on SEDAR+ (www.sedarplus.ca). Additionally, a redline version of the proposed DSU plan is available on the Company’s Meeting website at https://northerndynastyminerals.com/investors/agm/.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 1,840 mineral claims in Southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1- 800-667-2114. Review public filings, which include forward looking information cautionary language and risk factor disclosure regarding the Company and the Pebble Project in Canada at www.sedarplus.ca and in the United States at www.sec.gov.

Ronald W. Thiessen

President & CEO

U.S. Media Contact:

Dan Gagnier, Gagnier Communications (646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995 and under applicable provisions of Canadian provincial securities laws. All statements in this release, other than statements of historical facts are forward-looking statements.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

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